Exhibit 12.1

Statement Regarding

Computation of Ratios of Earnings to

Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
(US$ in millions except ratios)	2016	2015	2014	2013	2012
Earnings (1)
Pre-tax income before noncontrolling interests and income (loss) from discontinued operations, net of tax	$996	$1,051	$734	$1,014	$372
plus: Fixed charges	354	386	491	516	404
Amortization of capitalized interest	23	22	22	21	21
Distributed income of equity investees	24	8	3	2	1
less: Capitalized interest	(9)	(7)	(6)	(4)	(13)
Preferred stock dividends and other obligations	(36)	(53)	(48)	(76)	(34)
Earnings:	$1,352	$1,407	$1,196	$1,473	$751
Fixed charges (1)
Capitalized interest	$9	$7	$6	$4	$13
Expensed interest	234	258	347	363	294
plus: Amortized premiums, discounts and capitalized debt expenditures	8	10	12	13	12
Estimate of interest within rental expense	67	58	78	60	51
Preferred stock dividends and other obligations	36	53	48	76	34
Fixed charges:	$354	$386	$491	$516	$404
Ratio of Earnings/Fixed charges	3.82	3.65	2.44	2.86	1.86

(1)   For the purpose of determining the Ratio of Earnings to Fixed Charges and Preferred Stock Dividends, earnings are defined as pretax income before noncontrolling interests and income (loss) from discontinued operations, net of tax in consolidated subsidiaries plus fixed charges and amortization of capitalized interest less capitalized interest and preferred stock dividend and other obligations requirements. Fixed charges consist of interest expense (capitalized and expensed), amortization of deferred debt issuance costs, portion of rental expense that is representative of the interest factor and preferred stock dividend and other obligations requirements of the registrant and consolidated subsidiaries.